			Exhibit 12(d)

Entergy Mississippi, Inc.
Computation of Ratios of Earnings to Fixed Charges and
Ratios of Earnings to Combined Fixed Charges and Preferred Dividends

	2002	2003	2004	2005	2006

Fixed charges, as defined:
Total Interest	$45,464	$47,464	$44,637	$43,707	$51,216
Interest applicable to rentals	1,916	1,880	1,162	771	1,427

Total fixed charges, as defined	$47,380	$49,344	$45,799	$44,478	$52,643

Preferred dividends, as defined (a)	4,490	5,099	5,067	5,129	4,373

Combined fixed charges and preferred dividends, as defined	$51,870	$54,443	$50,866	$49,607	$57,016

Earnings as defined:

Net Income	$52,408	$67,058	$73,497	$62,103	$52,285
Add:
Provision for income taxes:
Total income taxes	17,846	34,431	37,040	33,952	28,567
Fixed charges as above	47,380	49,344	45,799	44,478	52,643

Total earnings, as defined	$117,634	$150,833	$156,336	$140,533	$133,495

Ratio of earnings to fixed charges, as defined	2.48	3.06	3.41	3.16	2.54

Ratio of earnings to combined fixed charges and
preferred dividends, as defined	2.27	2.77	3.07	2.83	2.34

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(a) "Preferred dividends," as defined by SEC regulation S-K, are computed by dividing the preferred dividend requirement by one hundred percent (100%) minus the income tax rate.